Exhibit 12

AMERICAN TOWER CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table reflects the computation of the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented (in millions except ratios):

						Six months ended June 30,
	2013	2014	2015	2016	2017	2018
Computation of Earnings:
Income from continuing operations before income taxes	$541.7	$865.7	$830.0	$1,125.9	$1,256.1	$567.5
Add:
Interest expense (1)	459.8	581.7	596.8	718.3	750.8	407.8
Operating leases	148.6	196.5	241.4	295.9	326.4	172.7
Amortization of interest capitalized	2.4	2.5	2.6	2.7	2.7	1.3
Earnings as adjusted	1,152.5	1,646.4	1,670.8	2,142.8	2,336.0	1,149.3
Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense (1)	459.8	581.7	596.8	718.3	750.8	407.8
Interest capitalized	1.8	2.8	1.8	1.5	0.2	—
Operating leases	148.6	196.5	241.4	295.9	326.4	172.7
Preference security dividend requirements of consolidated subsidiaries (2)	—	—	—	—	13.2	—
Fixed charges	610.2	781.0	840.0	1,015.7	1,090.6	580.5
Dividends on preferred stock	—	23.9	90.2	107.1	87.4	9.4
Combined fixed charges and preferred stock dividends	610.2	804.9	930.2	1,122.8	1,178.0	589.9
Excess in earnings required to cover fixed charges	$542.3	$865.4	$830.8	$1,127.1	$1,245.4	$568.8
Ratio of earnings to fixed charges (3)	1.89	2.11	1.99	2.11	2.14	1.98
Excess in earnings required to cover combined fixed charges and preferred stock dividends	$542.3	$841.5	$740.6	$1,020.0	$1,158.0	$559.4
Ratio of earnings to combined fixed charges and preferred stock dividends	1.89	2.05	1.80	1.91	1.98	1.95
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(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.

(2)	Preference security dividend requirements of consolidated subsidiaries is a fixed charge but not included in earnings.

(3)
For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes and income on equity method investments, as well as fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discounts, premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.